  Exhibit 99.2
AMEX “REX”
TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX INTERVIEWED BY THE ZANGANI INVESTOR COMMUNITY

EDMONTON, ALBERTA - November 28, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on the development of immunotherapies for certain cancers, chronic hepatitis B & C and embolotherapy for tumors, announced today that Marc Canton, President and Chief Operating Officer and Scott Langille, Chief Financial Officer of ViRexx were interviewed by the Zangani Investor Community. The interview, related to recent activities and corporate developments at ViRexx, can be accessed at the Zangani Investor Community website http://www.zangani.com/content/view/177/46/. The interview is also available via Podcast at www.zangani.com.

During the interview, Mr. Canton and Mr. Langille discuss the Company’s new business model and research priorities which focus on the completion of its existing pipeline products that provide near term potential revenue streams.

About ViRexx Medical Corp.
ViRexx Medical Corp. is a Canadian development-stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. The Company’s most advanced programs include OvaRex® MAb, Occlusin™ 500 Device and Occlusin™ 50 Injection.

The Company’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by the Company’s licensee Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. Both Phase III trials have completed enrollment and an analysis of the data is expected in second half of 2007. For additional information about the Company, please see www.virexx.com.

About Zangani
Zangani is an outsourced IR and Business Development firm that provides information to investors on small cap and micro cap companies through a multi-media approach. It provides clients with an array of products, including community forums and webcasting. For more information please visit their website at http://www.zangani.com

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com	Scott Langille Chief Financial Officer ViRexx Medical Corp. Tel: (780) 989-6708 Fax: (780) 436-0068 slangille@virexx.com